Registration No. 333-157989
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 2012

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 21, 2009 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                  Capital Strength Portfolio, Series 3

                                 FT 2012

FT 2012 is a series of a unit investment trust, the FT Series. FT 2012 consists of a single portfolio known as Capital Strength Portfolio, Series 3 (the "Trust"). The Trust invests in a diversified portfolio of common stocks (the "Securities"). The objective of the Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                             1-800-621-1675


              The date of this prospectus is April 21, 2009

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                            9
Portfolio                                                9
Risk Factors                                            11
Portfolio Securities Descriptions                       11
Public Offering                                         13
Distribution of Units                                   16
The Sponsor's Profits                                   17
The Secondary Market                                    17
How We Purchase Units                                   18
Expenses and Charges                                    18
Tax Status                                              19
Retirement Plans                                        20
Rights of Unit Holders                                  20
Income and Capital Distributions                        21
Redeeming Your Units                                    22
Removing Securities from the Trust                      23
Amending or Terminating the Indenture                   24
Information on the Sponsor, Trustee
   FTPS Unit Servicing Agent and Evaluator              24
Other Information                                       26

                        Summary of Essential Information

                  Capital Strength Portfolio, Series 3
                                 FT 2012


At the Opening of Business on the Initial Date of Deposit-April 21, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                       16,087
Fractional Undivided Interest in the Trust per Unit (1)                                                         1/16,087
Public Offering Price:
Public Offering Price per Unit (2)                                                                            $   10.000
    Less Initial Sales Charge per Unit (3)                                                                         (.100)
                                                                                                              ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                     9.900
    Less Deferred Sales Charge per Unit (3)                                                                        (.245)
                                                                                                              ___________
Redemption Price per Unit (5)                                                                                      9.655
    Less Creation and Development Fee per Unit (3)(5)                                                              (.050)
    Less Organization Costs per Unit (5)                                                                           (.029)
                                                                                                              ___________
Net Asset Value per Unit                                                                                      $    9.576
                                                                                                              ===========

Estimated Net Annual Distribution per Unit for the first year (6)                                             $    .1959
Cash CUSIP Number                                                                                             30276M 204
Reinvestment CUSIP Number                                                                                     30276M 212
Fee Accounts Cash CUSIP Number                                                                                30276M 220
Fee Accounts Reinvestment CUSIP Number                                                                        30276M 238
FTPS CUSIP Number                                                                                             30276M 246
Security Code                                                                                                     055794
Ticker Symbol                                                                                                     FTSTPX

First Settlement Date                                          April 24, 2009
Mandatory Termination Date (7)                                 April 21, 2011
Distribution Record Date                                       Tenth day of each month, commencing May 10, 2009.
Distribution Date (6)                                          Twenty-fifth day of each month, commencing May 25, 2009.

_____________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) The estimated net annual distribution per Unit for subsequent years, $.1935, is expected to be less than the amount for the first year because a portion of the Securities included in the Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions."

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                                                                                 1.00%(a)     $.100
Deferred sales charge                                                                                2.45%(b)     $.245
Creation and development fee                                                                         0.50%(c)     $.050
                                                                                                     _______      _______
Maximum sales charge (including creation and development fee)                                        3.95%        $.395
                                                                                                     =======      =======
Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .290%(d)     $.0290
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation
     and FTPS Unit servicing fees                                                                    .081%        $.0080
Trustee's fee and other operating expenses                                                           .126%(f)     $.0125
                                                                                                     _______      _______
Total                                                                                                .207%        $.0205
                                                                                                     =======      =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

1 Year        2 Years
______        _______
$ 445         $ 466

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 3.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.245 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing August 20, 2009.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 2012


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 2012, comprising Capital Strength Portfolio, Series 3 (the "Trust"), as of the opening of business on April 21, 2009 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on April 21, 2009, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 2012, comprising Capital Strength Portfolio, Series 3, as of the opening of business on April 21, 2009 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
April 21, 2009

                             Statement of Net Assets

                  Capital Strength Portfolio, Series 3
                                 FT 2012


At the Opening of Business on the Initial Date of Deposit-April 21, 2009



                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $159,259
Less liability for reimbursement to Sponsor for organization costs (3)                                       (467)
Less liability for deferred sales charge (4)                                                               (3,941)
Less liability for creation and development fee (5)                                                          (804)
                                                                                                         _________
Net assets                                                                                               $154,047
                                                                                                         =========
Units outstanding                                                                                          16,087
Net asset value per Unit (6)                                                                             $  9.576

                                                   ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $160,868
Less maximum sales charge (7)                                                                              (6,354)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (467)
                                                                                                         _________
Net assets                                                                                               $154,047
                                                                                                         =========

______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of April 21, 2011.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0290 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.245 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on August 20, 2009 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through October 20, 2009. If Unit holders redeem Units before October 20, 2009, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5)The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price (equivalent to 3.99% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

                  Capital Strength Portfolio, Series 3
                                 FT 2012


At the Opening of Business on the Initial Date of Deposit-April 21, 2009


                                                                              Percentage
                                                                              of Aggregate Number     Market     Cost of
Ticker Symbol and                                                             Offering     of         Value per  Securities to
Name of Issuer of Securities (1)                                              Price        Shares     Share      the Trust (2)
_______________________________                                               _________    ______     _______    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
DTV         The DIRECTV Group, Inc. *                                           3.34%       215       $ 24.72    $  5,315
MCD         McDonald's Corporation                                              3.34%        96         55.33       5,312
NKE         NIKE, Inc. (Class B)                                                3.32%       101         52.36       5,288
Consumer Staples (13.36%):
KO          The Coca-Cola Company                                               3.34%       120         44.33       5,320
PM          Philip Morris International Inc.                                    3.34%       144         36.91       5,315
PG          The Procter & Gamble Company                                        3.34%       105         50.73       5,327
WMT         Wal-Mart Stores, Inc.                                               3.34%       108         49.27       5,321
Energy (13.31%):
CVX         Chevron Corporation                                                 3.33%        83         63.87       5,301
XOM         Exxon Mobil Corporation                                             3.32%        81         65.29       5,288
NOV         National-Oilwell Varco Inc. *                                       3.33%       166         31.92       5,299
OXY         Occidental Petroleum Corporation                                    3.33%        95         55.88       5,309
Health Care (19.98%):
ABT         Abbott Laboratories                                                 3.32%       120         44.09       5,291
AMGN        Amgen Inc. *                                                        3.33%       116         45.74       5,306
BMY         Bristol-Myers Squibb Company                                        3.33%       263         20.15       5,299
GILD        Gilead Sciences, Inc. *                                             3.33%       121         43.77       5,296
JNJ         Johnson & Johnson                                                   3.33%       101         52.47       5,299
MCK         McKesson Corporation                                                3.34%       149         35.73       5,324
Industrials (16.67%):
MMM         3M Company                                                          3.33%       102         51.97       5,301
FLR         Fluor Corporation                                                   3.34%       138         38.59       5,325
GD          General Dynamics Corporation                                        3.33%       117         45.37       5,308
HON         Honeywell International Inc.                                        3.33%       178         29.79       5,303
UTX         United Technologies Corporation                                     3.34%       116         45.81       5,314
Information Technology (23.33%):
AAPL        Apple Inc. *                                                        3.33%        44        120.50       5,302
CSCO        Cisco Systems, Inc. *                                               3.34%       307         17.31       5,314
GOOG        Google Inc. *                                                       3.33%        14        379.30       5,310
HPQ         Hewlett-Packard Company                                             3.33%       153         34.68       5,306
IBM         International Business Machines Corporation                         3.34%        53        100.43       5,323
MSFT        Microsoft Corporation                                               3.33%       285         18.61       5,304
ORCL        Oracle Corporation                                                  3.33%       282         18.82       5,307
Materials (3.35%):
MON         Monsanto Company                                                    3.35%        68         78.41       5,332
                                                                              _______                            ________
                 Total Investments                                            100.00%                            $159,259
                                                                              =======                            ========

__________

See "Notes to Schedule of Investments" on page 8.


Page 7


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 21, 2009. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $159,328 and $69, respectively.

* This Security has not paid a cash dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 2012, consists of a single portfolio known as Capital Strength
Portfolio, Series 3.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust consists of a portfolio of common stocks. The objective of the Trust is to provide the potential for above-average capital appreciation.

Most people invest in stocks with the goal of buying low and selling high. It may seem simple, but this approach to investing is not always easy to follow. The truth is that nobody really knows if the market is at the "low" or the "high." However, history has shown more often than not that the best time to buy stocks is when prices are down and pessimism overshadows fundamentals.

Recent months have been especially memorable for stock market volatility. The market has left many well-managed, high quality companies at values well off their previous highs. Our goal with the Capital Strength Portfolio is to choose well-capitalized companies with strong market positions whose stocks now trade at depressed values.

While stock prices of many topnotch companies have fallen sharply recently, we believe some of them will emerge as truly great long-term buys. Through our selection process, we seek to find companies with the following qualities:

o Well-capitalized with strong balance sheets;

o Skilled management;

o Highly liquid;

o Ability to generate earnings growth; and

o Record of financial strength and profit growth.

One important advantage that well-capitalized companies enjoy over others is that they have the potential to provide their stockholders with a greater degree of stability and performance over time.

Why Cash Matters.


Companies with large cash positions tend to be mature companies that dominate their industries. In addition, we believe that companies with excess cash are better positioned to support themselves during economic downturns. While many financial firms are being squeezed by the credit crunch, 168 of the 419 non-financial firms in the S&P 500 are sitting on at least $1 billion in cash and equivalents, according to Strategas Research Partners. Non-financial firms had a total of $811 billion in cash holdings as of early March, according to Goldman Sachs.


A company with a significant amount of cash on its balance sheet is attractive for many reasons. Cash enables companies to bypass the credit markets and provides the means to:

o Make strategic cash financed mergers and acquisitions (M&As)

o Begin to pay dividends or increase dividend payments to boost returns;

o Repurchase undervalued shares;

o Reinvest cash to grow their business;

o Improve its debt rating, thus reducing its cost of capital; and

o Fund research and development projects, even in a down market.

The credit market crisis has underscored the value of a strong balance sheet, a once underappreciated quality. As a result of the credit crisis, cash-rich companies are looking increasingly attractive in our opinion.

Portfolio Selection Process.

Through our selection process we seek to find the stocks that we believe have the best prospects for above-average total return.

Identify the Universe. The first step in our selection process is to identify the universe of stocks from which we will select the portfolio. We begin with the companies listed in the S&P 500 Index and eliminate those companies that do not meet our investment criteria.

Examine Historical Financial Results. The next step in our process is to look for those companies that have earned a net cash flow return on investment (CFROI) that is above the average of their peers.
Historically, companies that have increased their cashflows at a higher rate have rewarded shareholders with superior total returns.

Select Companies with Attractive Valuations for the Portfolio. The final step in our process is to select companies based on the fundamental analysis of our team of research analysts. The stocks selected for the portfolio are those that meet our investment objectives, trade at attractive valuations, and in our opinion, are likely to exceed market expectations of future cash flows.


Based on the composition of the portfolio on the Initial Date of Deposit, the Trust is considered to be a Large-Cap Growth Trust.


From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.

             Portfolio Securities Descriptions


Consumer Discretionary
______________________

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse," "Cole Haan" and "Hurley."

Consumer Staples
________________

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Energy
______

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

National-Oilwell Varco Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Health Care
___________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

McKesson Corporation, headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.

Industrials
___________

3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Fluor Corporation, headquartered in Irving, Texas, provides engineering, procurement, construction, operations and maintenance, and project management services worldwide.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

United Technologies Corporation, headquartered in Hartford, Connecticut, makes Pratt & Whitney aircraft jet engines and spare parts; Otis elevators and escalators; Carrier heating, ventilating and air conditioning equipment; automotive products and systems; Sikorsky helicopters; and Hamilton Sundstrand aerospace systems.

Information Technology
______________________

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Google Inc., headquartered in Mountain View, California, provides a web based search engine through its Google.com website. The company offers a wide range of search options, including web, image, groups, directory and news searches.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Materials
_________

Monsanto Company, headquartered in St. Louis, Missouri, and its subsidiaries provide agricultural products and integrated solutions for farmers. The company produces seed brands and develops biotechnology traits that assist farmers in controlling insects and weeds.


We have obtained the foregoing descriptions from third-party sources we deem reliable.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 3.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.295 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and the creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0817 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from August 20, 2009 through October 20, 2009. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 3.45% of the Public Offering Price (equivalent to 3.573% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 2010 to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
 If you invest               sales charge     concession
(in thousands):*             will be:         will be:
_______________              __________       _________
$50 but less than $100        3.70%            2.90%
$100 but less than $250       3.45%            2.65%
$250 but less than $500       3.10%            2.35%
$500 but less than $1,000     2.95%            2.25%
$1,000 or more                2.45%            1.80%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trust or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less

1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 2.45% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.15% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.15% of the sales price of these Units (1.80% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of the Trust.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust.

The Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in the Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by the Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by the Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, it will not be taxed as a corporation for New York State and New York City tax purposes, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For the purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per

100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive a pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust; or

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $115 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December

31, 2008, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $44,448,714 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.


Page 27


                             First Trust(R)

                  Capital Strength Portfolio, Series 3
                                 FT 2012

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon
     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132

                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                         ________________________

  This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-157989) and

-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

Information about the Trust is available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                             April 21, 2009


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 28


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 2012 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 21, 2009. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
Litigation
   Microsoft Corporation                                        1

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.


Page 1


Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Additionally, the Commission initiated two other formal investigations regarding Microsoft's alleged abuse of a dominant market position in January 2008. These investigations again involve the interoperability and the bundling of Microsoft products.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.


Page 2


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 2012, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524; FT 1525; FT 1573; FT 1590;  FT
1635;  FT  1638; FT 1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT
1809;  FT  1829; FT 1859, FT 1863; FT 1888; FT 1894; FT 1911;  FT
1937;  FT  1977;  FT  1991  and  FT  1994  for  purposes  of  the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 2012, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 21, 2009.

                              FT 2012

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By: Jason T. Henry
                                  Senior Vice President


                              S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen        Director           )
                            of The Charger     )   April 21, 2009
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )
                                               )
Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )   Jason T. Henry
                            Corporation, the   )   Attorney-in-Fact**
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )
                                               )
David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-157989 on Form S-6 of our report dated April 21, 2009, relating to the financial statement of FT 2012, comprising Capital Strength Portfolio, Series 3, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading 'Experts' in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
April 21, 2009


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 2012 and certain subsequent Series, effective April 21, 2009 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).


                               S-6

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597).


                               S-7